FORM 6-K/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2005

NOVAMERICAN STEEL INC.
(Translation of Registrant's Name into English)

2175 Hymus Boulevard Dorval, Québec H9P 1J8 Canada
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F     X         Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes __      No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

The sole purpose of this Form 6-K/A is to amend the Form 6-K filed by Novamerican Steel Inc. (the "Company") on March 30, 2005 (the "Form 6-K") to correct an inadvertent typographical error in the table set forth under the heading "Summary of Financial Highlights" appearing in the Company's press release dated March 29, 2005 reporting the Company's financial results for the quarter ended February 26, 2005 ("First Quarter 2005") as compared to the financial results for the quarter ended February 28, 2004 ("First Quarter 2004") as filed with the Form 6-K. Accordingly, the Form 6-K is hereby amended by replacing the amount provided in such table for the percentage change in gross margin in the First Quarter 2004 to the First Quarter 2005 from 54.4% to -18.0%, as is apparent from the gross margins for such periods also appearing in the table.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAMERICAN STEEL INC.

Date: April 12, 2005	By: /s/ Christopher H. Pickwoad

Christopher H. Pickwoad, CA
Chief Executive Officer &
Executive Vice President